

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Andrew Klaus
Chief Financial Officer
Preformed Line Products Company
660 Beta Drive
Mayfield Village, Ohio 44143

> **Re: Preformed Line Products Company**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 4, 2022**
> **File No. 000-31164**

Dear Andrew Klaus:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1. We note your disclosure that raw material costs increased throughout 2021, partially as a result of supply chain constraints. Please expand your disclosure to discuss whether supply chain disruptions materially affect your outlook or business goals. Specify in more detail whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

2. We note your disclosure that you have experienced significant raw material and transportation cost inflation that negatively affected your earnings throughout 2021. Please address the following:
    • Please expand your disclosure to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact

to the company.
- Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. Trends or uncertainties may include the combined impact of inflation and your LIFO inventory valuation method on cost of products sold, gross profit, inventory and taxes.

2021 Results of Operations Compared to 2020, page 20

3.   We note you have multiple factors that impact your results of operations for several line items. For example, we note that net sales was impacted favorably by volume increases and price increases. Please revise your disclosures to separately quantify the impact from each factor.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at (202) 551-3439 or Jennifer Monick at (202) 551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction